Elizabeth MacGowan		Direct Dial: (802) 229-3589
Vice President		E-mail: EMacGowan@NationalLife.com

May 23, 2008

VIA Regular Mail

Todd Campo
Neuberger Berman Management Inc.
605 Third Avenue
New York, NY
10158-0180

Dear Mr. Campo:

This letter sets forth an amendment to the terms and conditions of the services agreement between Neuberger Berman Management Inc. (“NBMI”) and National Life Insurance Company
(the “Company”), with an effective date of May 1, 1997 (the “Agreement”). The seventh paragraph in the body of the Agreement is hereby replaced, in its entirety, with the following language:

In consideration of the Services, NBMI agrees to pay to the Company a service fee at an annual rate equal to twenty (20) basis points (0.20%) of the average daily value of the Shares held in Separate Accounts. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph shall be calculated by NBMI at the end of each calendar month and will be paid to the
Company within thirty (30) days thereafter.

NATIONAL LIFE GROUP® IS A TRADE NAME OF NATIONAL LIFE INSURANCE COMPANY AND ITS AFFILIATES. EACH COMPANY OF THE
NATIONAL LIFE GROUP® IS RESPONSIBLE FOR ITS OWN FINANCIAL CONDITION AND CONTRACTUAL OBLIGATIONS.
NATIONAL LIFE INSURANCECOMPANYÙONENATIONALLIFEDRIVEÙ MONTPELIER, VERMONT 05604

Sincerely,

NATIONAL LIFE INSURANCE COMPANY

/s/ Elizabeth MacGowan
Name: Elizabeth MacGowan
Title: Vice President

Acknowledged and Agreed to:

NEUBERGER BERMAN MANAGEMENT INC.

/s/ Neuberger Berman
Name:
Title: